Exhibit 99.1

ASX/Media Release

Immutep Announces Abstract Highlighting Eftilagimod Alpha Selected

for SITC 2022 Annual Meeting Press Conference

Late-breaking abstract one of nine abstracts selected by

SITC Communications Committee to be showcased at the SITC 2022 Press Conference

Company to host Webcast on Thursday, 10th November at 5 PM ET to discuss data in Late-Breaking Oral Abstract Presentation

SYDNEY, AUSTRALIA – 04 November 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces its late-breaking abstract titled “Combining the antigen-presenting cell activator eftilagimod alpha (soluble LAG-3) and pembrolizumab: efficacy results from the 1st line non-small cell lung cancer cohort of TACTI-002 (Phase II)” has been selected by the Society for Immunotherapy of Cancer (SITC) Communications Committee to be presented at the SITC 2022 Annual Meeting Press Conference.

Of the more than 1,500 abstracts SITC received for its 37th annual meeting, nine have been chosen for the SITC press conference that will be held virtually from 11:30 am - 1 pm ET on Tuesday, 8th November. Wade T. Iams, MD, Assistant Professor of Medicine, Vanderbilt-Ingram Cancer Center Division of Hematology / Oncology, will provide a brief presentation on the late-breaking abstract for eftilagimod alpha (“efti”), a first-in-class soluble LAG-3 protein, in combination with pembrolizumab in 1L NSCLC patients. He will also partake in a short Q&A session with two SITC expert discussants.

Additional clinical data from the TACTI-002 Phase II trial will be made available at 11:10 - 11:40 am ET on Thursday, 10th November, during Dr. Iams oral presentation.

Immutep also plans to hold a webcast after the presentation at SITC to discuss the data and results, as well as to provide an update on the Company’s business. Details are as follows:

Webcast Details
Date & Time	Thursday, 10 November 2022, at 5 pm U.S. ET Friday, November 11, at 9 am Australian Eastern Daylight Time (AEDT)
Registration	Webcast Link
Questions	Investors are invited to submit questions in advance via immutep@citadelmagnus.com
Replay	A replay will be available at www.immutep.com from the day after the event

Furthermore, as already announced, initial data from the INSIGHT-003 clinical trial treating patients with various solid tumours with triple combination therapy of efti, anti-PD-1 therapy, and chemotherapy, will be presented in a poster presentation on Friday, 11 November 2022. Additionally, a Trial in Progress poster on

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

the randomised Phase IIb TACTI-003 study of efti in combination with pembrolizumab as 1st line treatment of patients with recurrent or metastatic head and neck squamous cell carcinoma will be presented on Thursday, 10 November 2022.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator for the treatment of cancer, capitalising on LAG-3’s unique characteristics to stimulate both innate and adaptive immunity. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and HER2–/HR+ metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer in multiple clinical trials. The Company is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889